Mail Stop 3561
								December 29, 2005

Rupert Galliers-Pratt
Chief Executive Officer
Vistula Communications Services, Inc.
Suite 801, 405 Park Avenue
New York, New York 10022

Re:	Vistula Communications, Inc.
	Form 10-KSB for Fiscal Year Ended December 31, 2004
      Filed March 31, 2005
	Form 10-QSB for Fiscal Quarter Ended March 31, 2005
	Filed May 17, 2005
	Form 10-QSB for Fiscal Quarter Ended June 30, 2005
	Filed August 15, 2005
	Form 10-QSB for Fiscal Quarter Ended September 30, 2005
	Filed November 21, 2005
      File No. 0-50758

 Dear Mr. Galliers-Pratt:

      We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for Fiscal Year Ended December 31, 2004

Item 8A.  Controls and Procedures, page 57
1. You state that your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures
"are effective, except as discussed below...."  Given the
exceptions
noted, it remains unclear whether they have concluded that your disclosure controls and procedures are effective. Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your officers on the effectiveness of your disclosure controls and procedures. For example, if true, you may state that your disclosure controls and procedures are "effective" including consideration of the matters identified by your independent auditors, so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified matters. Alternatively, if true, you may state that given the identified matters, your disclosure controls and procedures are "not effective." You may not, however, state the conclusion in your current disclosure, which appears to state that your disclosure controls and procedures are effective except to the extent they are not effective.
2. We note your statement that your chief executive officer and chief
financial officer have concluded that your disclosure controls and procedures "are effective...to ensure that the information we are required to disclose in reports we file or submit under the Exchange
Act is recorded, processed, summarized and reported within the time
period specified in Securities and Exchange Commission rules and forms." Please revise to make clear, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is
accumulated
and communicated to your management, including your chief
executive
officer and chief financial officer, to allow timely decisions regarding the required disclosure. See Exchange Act Rule 13a-15(e).
3. You state that "[t]here are inherent limitations to the effectiveness of any system of disclosure controls and procedures" and that "even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control
objectives."
Revise to state clearly, if true, that your disclosure controls
and
procedures are "designed to" provide reasonable assurance of achieving their objectives and that your chief executive officer and chief financial officer concluded that your disclosure controls
and
procedures are effective at that reasonable assurance level.  In the
alternative, remove the reference to the level of assurance of your
disclosure controls and procedures.  Please refer to Section
II.F.4
of Management`s Reports on Internal Control Over Financial
Reporting
and Certification of Disclosure in Exchange Act Periodic Reports,
SEC
Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.
4. We note your definition of a "material weakness."  Please be aware
that for the purpose of disclosure on controls and procedures, a "material weakness" is defined in Statement on Auditing Standards No.
60 (codified in Codification of Statements on Auditing Standards
AU
Section 325), which is "a reportable condition in which the design
or
operation of one or more of the internal control components does not
reduce to a relatively low level the risk that misstatements caused
by errors or fraud in amounts that would be material in relation to
the financial statements being audited may occur and not be
detected
within a timely period by employees in the normal course of performing their assigned functions" (emphasis added). Provide the complete definition in your amended filing.
5. Please amplify the discussion on the material weakness(es) identified by your independent auditors to include the following:
* the nature of each material weakness identified;
* when the material weakness was identified;
* when the material weakness first began;
* the specific remedial actions undertaken by you;
* when the remedial actions commenced;
* the period during which you undertook each of the remedial actions;
* whether you undertook remedial action to address each of the material weaknesses;
* the degree of success achieved by each remedial action
undertaken;
* when each material weakness was remedied, if at all; and
* whether any material weakness still persist, and if so, when you expect to remedy it.
6. We note your statement that "(o)ther than as described above, there have been no changes in our internal control over financial reporting...."  Please revise to state clearly, if correct, that there "were" changes in your internal control over financial reporting that occurred during this quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

Form 10-QSB for Fiscal Quarter Ended March 31, 2005

Form 10-QSB for Fiscal Quarter Ended June 30, 2005

Form 10-QSB for Fiscal Quarter Ended September 30, 2005
7. Please amend each of your quarterly reports to include all applicable changes made in response to the comments above.


* * * * *


      As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

?	the company is responsible for the adequacy and accuracy of
the
disclosure in the filings;

?	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

?	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      Please contact Pradip Bhaumik, Attorney-Advisor, at (202)
551-
3333, Michele Anderson, Legal Branch Chief, at (202) 551-3833, or me at (202) 551-3810 with any questions.


      				Sincerely,



      				Larry Spirgel
      				Assistant Director



cc. Paul Bork, Esq.
Foley Hoag LLP
      Fax: (617) 832-7000

??

??

??

??

Rupert Galliers-Pratt
Vistula Communications Services, Inc.
December 29, 2005
Page 1